UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-4879
DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
(Full title of the plan)
Diebold Nixdorf, Incorporated, 5995 Mayfair Road PO Box 3077, North Canton, Ohio 44720-8077

(Name of issuer of the securities held by the plan and the address of its principal executive office)

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
Annual Report Index
December 31, 2019 and 2018

The following financial statements and other information of Diebold, Incorporated 401(k) Savings Plan are included herewith:

•	Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018;

•	Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2019; and

•	Notes to Financial Statements
The following supplemental schedule of Diebold, Incorporated 401(k) Savings Plan included in the Annual Report of the Plan on Form 5500 filed with the Department of Labor as of December 31, 2019 is included herewith:

•	Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019

All other supplemental schedules and notes for which provision is made in the applicable rules and regulations of the Department of Labor Regulations are not required under the related instructions or are inapplicable and, therefore, have been omitted.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
Table of Contents

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Diebold, Incorporated 401(k) Savings Plan
North Canton, Ohio

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Diebold, Incorporated 401(k) Savings Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2005.

/s/ BOBER, MARKEY, FEDOROVICH & COMPANY
BOBER, MARKEY, FEDOROVICH & COMPANY
Akron, Ohio

June 29, 2020

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2019 and 2018

	December 31,
	2019	2018

Assets
Investments at fair value	$465,104,840	$388,038,260
Fully benefit-responsive investment contracts, at contract value	47,199,600	44,790,000
Receivables
Notes receivable - participants	9,520,453	9,826,064
Contribution receivable - participants	549,876	594,729
Contribution receivable - employer	—	250,630
Total receivables	10,070,329	10,671,423
Net assets available for benefits	$522,374,769	$443,499,683

See accompanying notes to financial statements.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2019

Additions
Interest and dividends	$14,876,705
Net appreciation of investments	88,916,942
Interest income, notes receivable - participants	533,471

Contributions
Participants	20,012,358
Employer	320,225
Rollover	1,292,114
Total contributions	21,624,697
Total additions	125,951,815

Deductions
Benefits paid to participants	46,988,249
Administrative expenses	88,480
Total deductions	47,076,729
Net increase during the year	78,875,086

Net assets available for benefits
Beginning of year	443,499,683
End of year	$522,374,769

See accompanying notes to financial statements.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2019 and 2018

(1)	Description of the Plan

The following brief description of the Diebold, Incorporated 401(k) Savings Plan (the Plan), as amended and restated effective as of January 1, 2015, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan was established as a defined contribution plan effective as of April 1, 1990 by Diebold Nixdorf, Incorporated (the Employer, the Company or Diebold Nixdorf). The Plan consists of two distinct components. The first component is the profit sharing portion, including cash or deferred arrangement, intended to be qualified under Section 401(k) of the Internal Revenue Code (IRC), which consists of all plan assets and funds, except for plan assets and funds invested in Diebold Nixdorf common shares. The second component of the Plan is the Employee Stock Ownership Plan (ESOP), which consists solely of all plan assets and funds invested in Diebold Nixdorf common shares. By establishing an ESOP within the Plan, the participants can receive any cash dividends from Diebold Nixdorf common shares directly, if desired, and the Employer can take a corresponding tax deduction. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan covers substantially U.S. employees and eligible Diebold Nixdorf AG employees. The Plan does not cover certain categories of part-time, temporary and intern employees or employees covered by a collective bargaining agreement.

(b) Contributions

For the year ended December 31, 2019, the Plan allowed each participant to voluntarily contribute from one to 50 percent (in one percent increments) of pre-tax compensation, but not in excess of the maximum amount permitted by the IRC. The Plan provides for an automatic contribution election for eligible new participants at six percent. Participants that do not make an affirmative contribution election receive an annual notice explaining the automatic election and their right to modify the election. The Plan also allowed employees aged 50 and older to elect to make additional catch-up contributions subject to certain limitations under the IRC.

The Employer match is determined by the Employer's Board of Directors. As of the last day of each Plan year, the Employer calculates the amount of the Basic Matching Contribution that would be contributed on behalf of each participant for that Plan year if the Basic Matching Contribution were calculated and contributed on an annual basis rather than during each payroll period. The Employer contributes to the Trust Fund, as of the last day of the Plan year, any additional amount necessary to increase the Basic Matching Contribution for each participant to the amount of the Basic Matching Contribution as calculated on an annual basis. Effective January 21, 2019, the Company match for the Plan was suspended. Effective January 2020, the Company match for the Plan was reinstated at 50 cents per dollar of pre-tax compensation not in excess of six percent of the voluntary participant contribution.

At the end of any Plan year, the Employer, at its discretion, may determine that an Additional Matching Contribution be made for the next succeeding Plan year. The amount of any Additional Matching Contribution shall be determined solely by action of the Employer's Board of Directors. There were no Additional Matching Contributions made on behalf of any plan participants in 2019.

(c) Participants' Accounts

Each participant directs his or her contributions, as well as any Employer matching contributions, into any of several investment funds within the Plan with a minimum investment in any fund of one percent. Participants' accounts are valued on a daily basis. The Plan utilizes cash equivalents to temporarily hold monies pending settlement for transactions initiated by a participant, contributions received not yet allocated or the value of any distributions payable from the trust.

(d) Vesting

The Employer's contributions and earnings are vested in accordance with the following schedule: less than three years service, zero percent; three or more years of service, 100 percent.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2019 and 2018

(e) Distribution of Benefits

Upon termination of service with the Employer or a participating affiliate, a participant may elect to receive his or her total vested account balance in a lump sum payment, defer receipt until his or her retirement date or make a direct rollover to a qualified plan if such total account balance exceeds $5,000. Effective October 1, 2018, the Plan was amended to allow participants to elect to distribute any portion of their vested account balance if their account balance is greater than or equal to $5,000. If the vested account balance does not exceed $5,000, the participant may elect to receive his or her total account balance in a lump sum payment or make a direct rollover to a qualified plan. If the account balance is greater than $1,000 and the participant does not elect one of the noted options, the Plan administrator (the Administrator) will pay the distribution in a direct rollover to the individual retirement annuity plan designated by the Administrator. If the account balance is $1,000 or less and the participant does not make a distribution election, the funds are distributed in the form of a cash lump sum. The Administrator or its designee shall make such determination on a periodic basis, at least annually. For any funds invested in the Diebold Nixdorf Company Stock Fund, the participant may make an election to receive cash or the Employer's common shares. A participant can leave funds in the account with required minimum distributions beginning at age 70 1/2. Accounts do not need to be distributed at retirement date.

(f) Notes Receivable - Participants

Loan transactions are treated as transfers between the various funds and the Loan Fund. Under the terms of the Plan, active participants of the Plan may borrow against their total account balance except for their balance in the Retiree Medical Funding Account. The minimum amount of any loan is $1,000 and the maximum is $50,000 or 50 percent of a participant's current vested balance, whichever is less. The loans are secured by the balance in the participant's account. Loan payments, which include principal and interest, are made through equal payroll deductions over the loan period of one to five years. The notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

A loan is considered to default on the last day of the cure period, which is the last day of the calendar quarter next following the calendar quarter in which payment is not made, if all amounts due and owing under the terms of the loan are not paid in full by such date. Upon default, the outstanding balance of the loan together with unpaid, accrued interest is deemed a lien against the total account maintained on behalf of the participant and no contributions or distributions of any kind may be thereafter made during default. In the event a payment is not made when due, the maturity date of the loan shall accelerate and the outstanding principal amount of the loan, together with all accrued interest, shall be deemed immediately due and the Administrator deems the participant loan to be a taxable distribution.

(g) Withdrawals

A financial hardship provision is available, enabling a participant to withdraw an amount to cover an immediate financial need, if certain criteria are met.

(h) Expenses

All costs and expenses incident to the administration of the Plan are paid by the Administrator or, at the discretion of the Administrator, paid from the assets of the Plan, except for loan processing and administration fees associated with the Loan Fund and fees associated with the managed account program, which are both borne by the individual participants.

(i) Forfeited Accounts

At December 31, 2019 and 2018, forfeited unvested accounts totaled $723,661 and $89,001, respectively. These accounts are used to reduce future employer contributions or administrative fees. The Employer used $143,543 from the forfeited unvested accounts to offset contributions for the year ended December 31, 2019.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2019 and 2018

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Administrator has evaluated subsequent events through the date the Plan financial statements are issued. There were no significant subsequent events that have occurred which would require adjustments to or disclosure in the Plan financial statements, except as otherwise disclosed herein.

(b) Recently Adopted and Issued Accounting Guidance

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which is part of the FASB disclosure framework project to improve the effectiveness of disclosures in the notes to the financial statements. The amendments in the new guidance remove, modify and add certain disclosure requirements related to fair value measurements covered in Topic 820, Fair Value Measurement. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for either the entire standard or only the requirements that modify or eliminate the disclosure requirements, with certain requirements applied prospectively, and all other requirements applied retrospectively to all periods presented. The Company is currently evaluating the impact of adopting this guidance.

(c) Investment Valuation and Investment Income

The Plan's investments are stated at fair value as of the last business day of the Plan year, except for a fully benefit-responsive investment contract (FBRIC) held by the Plan that is reported at contract value (see note 3). Shares of registered investment companies are valued at quoted market prices. The Plan holds cash and cash equivalents at year-end as a result of pending transactions, which are valued at the net asset value (NAV) of shares held by the Plan. The Plan's investment options include a collective investment trust of Diebold Nixdorf common shares in which the Company's defined contribution plans participate on a unit basis. Diebold Nixdorf common shares are traded on a national securities exchange and participation units in the Diebold Nixdorf Company Stock Fund are valued at the last reported sales price on the last business day of the Plan year. The valuation per share of the Company's common share price was $10.56 and $2.49 at December 31, 2019 and 2018, respectively. The valuation per unit of the Diebold Nixdorf Company Stock Fund was $3.75 and $0.92 at December 31, 2019 and 2018, respectively.

Investment contracts held by a defined contribution plan are required to be reported at fair value, except for a FBRIC held by the Plan that is reported at contract value (see note 3). Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to a FBRIC because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Realized and unrealized gains and losses derived from investment activities are allocated among the individual accounts in proportion to their respective balances immediately preceding the valuation date and included in net appreciation of investments. Realized gains and losses are calculated as the difference between the historical cost and the market value at either the end of the Plan year or when sold.

(d) Notes Receivable - Participants

Participant loans are classified as notes receivable - participants and are measured at their unpaid principal balance plus any accrued interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 and 2018.

Interest charged, which is based on the prime interest rate plus one percent as of the loan effective date, is determined by the Employer and ranged from 4.25 percent to 9.25 percent at December 31, 2019 and 2018.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2019 and 2018

(e) Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (the IRS) are recorded as an offset to the contribution receivable for participants with a corresponding addition to benefits paid to participants. Excess contributions for Plan participants in 2019 has not been assessed as of the date of this report but is not expected to be significant.

(f) Benefit Payments

Benefits are recorded when paid. Also in the event a participant loan payment is not made when due, the Administrator deems the participant loan to be a taxable distribution. Consequently, the participant loan balance is reduced and a benefit payment is recorded.

(g) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in assets available for benefits during the reporting period. Actual results could differ from those estimates.

(h) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(3)	Investments

All investments as of December 31, 2019 and 2018 are participant-directed.

At December 31, 2019 and 2018, the Plan has an interest in a fully benefit-responsive group annuity contract as part of the Invesco Stable Value Retirement Trust (the Invesco Trust) option established and maintained by Invesco National Trust Company (the Invesco Trustee), a national trust bank organized and existing under the laws of the United States.

The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio. To the extent that the Invesco Trust has unrealized gains and losses (that are accounted for, under contract value accounting, through the value of the synthetic contract), the interest crediting rate may differ from then-current market rates. An investor currently redeeming Invesco units may forgo a benefit, or avoid a loss, related to a future crediting rate different from then-current market rates. Investments in mutual funds and bond trusts are valued at the net asset value of each fund or trust determined as of the close of the New York Stock Exchange (generally 4 p.m., Eastern time) on the valuation date.

Certain events limit the ability of the Plan to transact with the issuer at contract value. These events include, but are not limited to, partial or complete legal termination of the Invesco Trust or a unit holder, tax disqualification of the Invesco Trust or unit holder and certain Invesco Trust amendments if the issuer's consent is not obtained. As of December 31, 2019, the occurrence of an event outside the normal operation of the Invesco Trust that would cause a withdrawal from an investment contract is not considered to be probable.

In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of participant, Employer or Plan, a breach of material obligations under the contract and misrepresentation by the contract holder or failure of the underlying portfolio to conform to the pre-established investment guidelines.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2019 and 2018

(4)	Fair Value Measurements

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas level 3 generally requires significant management judgment. The three levels are defined as follows:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or inputs, other than quoted prices in active markets, that are observable either directly or indirectly.

Level 3: Unobservable inputs for which there is little or no market data.

NAV: The fair value for these assets is determined based on the NAV as reported by the underlying investment managers. Investments that were measured at NAV per share are not classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the Plan's total investments at fair value.

Investments measured at fair value on a recurring basis are as follows at December 31, 2019 and 2018:

	Fair Value Measurements Using			Fair Value at
	Level 1	Level 2	NAV	2019
Cash and cash equivalents	$254,619	$—	$—	$254,619
Mutual funds	432,414,639	—	—	432,414,639
Common/Collective Trusts	—	—	17,306,671	17,306,671
Common stock
Diebold Nixdorf Company Stock Fund	—	15,128,911	—	15,128,911
Total	$432,669,258	$15,128,911	$17,306,671	$465,104,840

	Fair Value Measurements Using			Fair Value at
	Level 1	Level 2	NAV	2018
Cash and cash equivalents	$867,099	$—	$—	$867,099
Mutual funds	364,692,660	—	—	364,692,660
Common/Collective Trusts	—	—	18,599,832	18,599,832
Common stock
Diebold Nixdorf Company Stock Fund	—	3,878,669	—	3,878,669
Total	$365,559,759	$3,878,669	$18,599,832	$388,038,260

The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement. Valuation methodologies used for assets measured at fair value are as follows:

•
Cash, cash equivalents and mutual funds are valued at the NAV of shares held by the Plan at year end as determined by the closing price reported on the active market on which the individual securities are traded.

•
Stock fund is valued at the last reported share price of participation units held by the Plan at year end as determined by the closing price reported on the active market on which the individual securities are traded.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2019 and 2018

•
Common collective trusts are measured using the NAV per share practical expedient and are valued at the NAV of units held by the Plan at year-end. The common collective trust fund represents the Plan's investment in a collective fund for qualified plans that approximates the risk and return of the S&P Midcap 400 Index. The NAV, as provided by the trustee of the common collective trust, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient would not be used when it is determined to be probable that the fund will sell the investment for an amount different that the reported NAV. Participant transactions (purchases and sales) may occur daily.

The methods described above may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value using the NAV per share practical expedient as follows:

	December 31, 2019	December 31, 2018	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Northern Trust S&P MCAP Tier 3	$17,306,671	$18,599,832	Not applicable	Daily	Trade Day +1

During December 31, 2019 and 2018, there were no transfers between levels or changes in the methodologies used for assets measured at fair value.

(5)	Tax Status

The Plan has received a determination letter from the IRS dated July 20, 2017, stating that the Plan is qualified under the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Subsequent to this determination by the IRC, the Plan was amended. The Plan Administrator believes that the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan Administrator will take steps to ensure that the Plan's operations remain in compliance with the Code, including taking appropriate action, when necessary, to bring the Plan's operations into compliance.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Employer reserves the right at any time, by action of its Board of Directors, to terminate the Plan or discontinue contributions thereto. In the event of Plan termination, participants would become 100 percent vested in their Employer contributions.

(7)	Party-In-Interest Transactions

The Pending Settlement Fund is designed to temporarily hold monies pending settlement for transactions initiated by the participant. The Merrill Lynch Bank Deposit Program is designed to temporarily hold monies related to contributions received not yet allocated or the value of any distributions payable from the trust. The Diebold Nixdorf Company Stock Fund is designed primarily for investment in common shares of the Company.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2019 and 2018

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as December 31, 2019 and 2018 to the Form 5500:

	2019	2018
Net assets available for benefits per the financial statements	$522,374,769	$443,499,683
Loan balances deemed for distribution for Form 5500 reporting purposes	(66,619)	(42,465)
Adjustment from contract value to fair value for fully-responsive investment contracts	906,610	(510,412)
Net assets available for benefits per the Form 5500	$523,214,760	$442,946,806

The following is a reconciliation of the net change in Plan assets per the financial statements for the year ended December 31, 2019 to the Form 5500:

Net increase in Plan assets, per the financial statements	$78,875,086
Deemed distributions of defaulted notes	(24,154)
Impact of reflecting fully benefit-responsive contracts at fair value on Form 5500	1,417,022
Net change in Plan assets per the Form 5500	$80,267,954

(9)	Subsequent Events

Effective January 6, 2020, the Company match for the Plan was reinstated.

On March 11, 2020, the World Health Organization characterized the outbreak of the coronavirus (COVID-19) as a global pandemic and recommended actions for containment and mitigation. The Company is actively monitoring the impact of the COVID-19 pandemic, which will likely impact the global economy including the Plan, the market price of the Diebold Nixdorf Company Stock Fund and other Plan assets, and the extent of the impact cannot be reasonably estimated at this time. The extent of the COVID-19 impact to the Plan will depend largely on future developments, along with any new information that may emerge regarding the severity of the pandemic and the actions taken by government authorities to mitigate the spread of the virus, among other factors, all of which are highly uncertain and cannot be accurately predicted.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was enacted providing $2.2 trillion of economic stimulus relief to address the market conditions due to the recent outbreak of COVID-19. The CARES Act provides immediate and temporary relief for retirement plan sponsors and their participants with respect to employer contributions, distribution of benefits, withdrawals and participant loans. These provisions include, but are not limited to, penalty-free withdrawals of up to $100,000 or 100 percent of the participants vested balance before December 31, 2020 for qualifying reasons associated with the COVID-19 pandemic, increased limits for participant loans, deferrals of loan payments for up to one year, and temporarily waiving the required minimum distributions through 2020. The provisions of the CARES Act may be effective and utilized immediately, prior to amending the plan document. The Plan has adopted the CARES Act provisions.

DIEBOLD, INCORPORATED 401(K) SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2019
EIN: 34-0183970
PLAN NUMBER: 012

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units	Cost	Current Value
	American Balanced Fund	Registered Investment Company	423,994	**	$12,096,572
	Federated International Fund	Registered Investment Company	671,809	**	23,923,132
	Invesco Diversified Fund	Registered Investment Company	1,116,755	**	23,195,010
	Janus Triton Fund	Registered Investment Company	400,819	**	12,601,778
	John Hancock Disciplined Fund	Registered Investment Company	677,872	**	15,096,212
	Loomis Sayles Bond Fund	Registered Investment Company	1,047,016	**	14,480,242
	Loomis Sayles Small Cap Value Fund	Registered Investment Company	504,268	**	14,053,974
	Oppenheimer Developing Markets Fund	Registered Investment Company	108,965	**	4,968,841
	T Rowe Price Blue Chip Growth Fund	Registered Investment Company	329,075	**	40,920,496
	Vanguard Institutional Index	Registered Investment Company	234,355	**	68,017,029
	Vanguard PRIMECAP Fund	Registered Investment Company	283,420	**	40,860,720
	Vanguard Institutional Target Retirement 2015 Fund	Registered Investment Company	115,350	**	2,651,918
	Vanguard Institutional Target Retirement 2020 Fund	Registered Investment Company	521,409	**	12,571,183
	Vanguard Institutional Target Retirement 2025 Fund	Registered Investment Company	877,340	**	21,696,624
	Vanguard Institutional Target Retirement 2030 Fund	Registered Investment Company	883,472	**	22,192,823
	Vanguard Institutional Target Retirement 2035 Fund	Registered Investment Company	838,677	**	21,386,264
	Vanguard Institutional Target Retirement 2040 Fund	Registered Investment Company	612,977	**	15,863,855
	Vanguard Institutional Target Retirement 2045 Fund	Registered Investment Company	610,029	**	15,970,566
	Vanguard Institutional Target Retirement 2050 Fund	Registered Investment Company	439,763	**	11,530,601
	Vanguard Institutional Target Retirement 2055 Fund	Registered Investment Company	172,632	**	4,543,680
	Vanguard Institutional Target Retirement 2060 Fund	Registered Investment Company	47,997	**	1,265,204
	Vanguard Institutional Target Retirement 2065 Fund	Registered Investment Company	18,391	**	443,980
	Vanguard Income Institutional Target Retirement	Registered Investment Company	112,228	**	2,538,609
	Vanguard Total Bond Market Index Fund	Registered Investment Company	2,673,785	**	29,545,326
	Invesco Stable Value Retirement Trust	Common / Collective Trust	47,199,600	**	48,106,209
	Northern Trust S&P MCAP Tier 3	Common / Collective Trust	78,827	**	17,306,671
*	Diebold Nixdorf Company Stock Fund	Company Stock Fund	4,038,252	**	15,128,911
*	Pending Settlement Fund	Cash and Cash Equivalents	—	$252,719	252,719
*	Merrill Lynch Bank Deposit Program	Cash and Cash Equivalents	—	$1,900	1,900
*	Participant Loans	1 – 5 years; 4.25% to 9.25%	—	—	9,520,453
					$522,731,502

* Party-in-interest
** Information not required pursuant to instructions to Form 5500 for participant-directed funds

Signatures

Diebold, Incorporated 401(k) Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of Diebold Nixdorf Incorporated, the Administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN

Date: June 29, 2020	By: /s/ Jeffrey Rutherford
Jeffrey Rutherford
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

DIEBOLD NIXDORF, INCORPORATED
Form 11-K
INDEX TO EXHIBITS

EXHIBIT NO.
Consent of Bober, Markey, Fedorovich & Company, Independent Registered Public Accounting Firm	23.1